UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Avago Technologies Limited
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y0486S 104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Silver Lake (Offshore) AIV GP II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 2 of 12 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 3 of 12 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Silver Lake Partners II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 4 of 12 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors II Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 5 of 12 pages.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, no par value, of Avago Technologies Limited.
Item 1.
(a) Name of Issuer:
Avago Technologies Limited
(b) Address of Issuer’s Principal Executive Offices:
1 Yishun Avenue 7
Singapore 768923
Item 2.
(a) Name of Persons Filing:
Silver Lake (Offshore) AIV GP II, Ltd.
Silver Lake Technology Associates II Cayman, L.P.
Silver Lake Partners II Cayman, L.P.
Silver Lake Technology Investors II Cayman, L.P.
(b) Address of Principal Business Office:
The principal business office for all persons filing is:
c/o Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(c) Citizenship:
See Item 4 of each cover page.

Page 6 of 12 pages.

(d) Title of Class of Securities:
Ordinary shares, no par value per share
(e) CUSIP Number:
Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) Amount Beneficially Owned:
As of December 31, 2009, Bali Investments S.àr.l. (“Bali”) held 150,274,441 ordinary shares of Avago Technologies Limited (“Avago”). On February 2, 2010, Bali participated in a secondary offering of Avago’s ordinary shares, in which Bali sold 19,490,425 ordinary shares of Avago. As of February 12, 2010, Bali held 130,784,016 ordinary shares of Avago. The shareholders of Bali include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago held by Bali. However, each such person disclaims beneficial ownership of these securities.
Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of these securities. Affiliates of each of KKR and Silver Lake have the right under the shareholders agreement to nominate up to three directors of Avago.
As of December 31, 2009, Silver Lake Partners II Cayman, L.P. (“Partners II”), as a shareholder of Bali, may be deemed to have indirectly owned 68,324,727 ordinary shares of Avago. As of February 12, 2010, Partners II, as a shareholder of Bali, may be deemed to indirectly own 59,463,087 ordinary shares of Avago. As the sole general partner of Partners II, Silver Lake Technology Associates II Cayman, L.P. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Partners II. As the sole general partner of Silver Lake Technology Associates II Cayman, L.P., Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Partners II. Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.

Page 7 of 12 pages.

As of December 31, 2009, Silver Lake Technology Investors II Cayman, L.P. (“Investors II”), as a shareholder of Bali, may be deemed to have indirectly owned 194,239 ordinary shares of Avago. As of February 12, 2010, Investors II, as a shareholder of Bali, may be deemed to indirectly own 169,047 ordinary shares of Avago. As the sole general partner of Investors II, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Investors II. Silver Lake (Offshore) AIV GP II, Ltd. disclaims beneficial ownership of such securities.
As of December 31, 2009, Avago Investment Partners, Limited Partnership (“AIP”), as a shareholder of Bali, may be deemed to have indirectly owned 10,550,790 ordinary shares of Avago. As of February 12, 2010, AIP, as a shareholder of Bali, may be deemed to indirectly own 9,182,364 ordinary shares of Avago. As the sole general partner of AIP, Avago Investment G.P., Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. As a member of Avago Investment G.P., Limited, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. Avago Investment G.P., Limited and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.
Messrs. James A. Davidson, Kenneth Y. Hao and John R. Joyce, each of whom serves as a director of Avago, also serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. and may be deemed to share voting and dispositive power with respect to any shares beneficially owned by Silver Lake (Offshore) AIV GP II, Ltd. but disclaim beneficial ownership of such shares.
(b) Percent of Class:
See Item 11 of each cover page. The percentages of beneficial ownership are based on 236,011,856 ordinary shares outstanding as of December 31, 2009.
As of February 12, 2010, the percentages of beneficial ownership of ordinary shares of Avago of the Reporting Persons was 55.2% (based on 237,073,449 shares outstanding as of February 3, 2010).
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
See Item 5 of each cover page.
(ii) Shared power to vote or direct the vote:
See Item 6 of each cover page.

Page 8 of 12 pages.

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page.
(iv) Shared power to dispose or direct the disposition of:
See Item 8 of each cover page.
As of February 12, 2010, Bali had the sole power to vote and dispose of 130,784,016 ordinary shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
See Attachment A.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

Page 9 of 12 pages.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	Silver Lake (Offshore) AIV GP II, Ltd.
/s/ Karen M. King
	Name:	Karen M. King
	Title:	Attorney-in-fact for Kenneth Y. Hao, Director

Dated: February 12, 2010	Silver Lake Technology Associates II Cayman, L.P. By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner
/s/ Karen M. King
	Name:	Karen M. King
	Title:	Attorney-in-fact for Kenneth Y. Hao, Director

Dated: February 12, 2010	Silver Lake Partners II Cayman, L.P. By: Silver Lake Technology Associates II Cayman, L.P. Its: General Partner By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner
/s/ Karen M. King
	Name:	Karen M. King
	Title:	Attorney-in-fact for Kenneth Y. Hao, Director

Dated: February 12, 2010	Silver Lake Technology Investors II Cayman, L.P. By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner
/s/ Karen M. King
	Name:	Karen M. King
	Title:	Attorney-in-fact for Kenneth Y. Hao, Director

Page 10 of 12 pages.

ATTACHMENT A
The shareholders of Bali Investments S.àr.l. (“Bali”) include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago Technologies Limited (“Avago”) held by Bali. However, each such person disclaims beneficial ownership of the shares reported on this Schedule 13G.
The following persons affiliated with KKR may be deemed to be a member of such group, based solely on information received from such persons: KKR Millennium Fund (Overseas), Limited Partnership; KKR Associates Millennium (Overseas), Limited Partnership; KKR Millennium Limited; KKR European Fund, Limited Partnership; KKR Associates Europe, Limited Partnership; KKR Europe Limited; KKR European Fund II, Limited Partnership; KKR Associates Europe II, Limited Partnership; KKR Europe II Limited; KKR Millennium GP LLC; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; KKR Partners (International), Limited Partnership; KKR 1996 Overseas, Limited; Henry R. Kravis and George R. Roberts.
The following persons affiliated with Silver Lake may be deemed to be a member of such group: Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., and Silver Lake (Offshore) AIV GP II, Ltd. Please also refer to Item 4 of this Schedule 13G.
The following persons affiliated with both KKR and Silver Lake may be deemed to be a member of such group: Avago Investment Partners, Limited Partnership; and Avago Investment G.P., Limited. Please also refer to Item 4 of this Schedule 13G.
Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of these securities.
Each such person is responsible for complying with its Schedule 13G reporting obligations with respect to Avago.

Page 11 of 12 pages.

EXHIBIT INDEX

Exhibit 1 —	Joint Filing Agreement dated as of February 12, 2010

Page 12 of 12 pages.